NEWS RELEASE

FOR IMMEDIATE RELEASE:

PARKERVISION REPORTS THIRD QUARTER AND NINE MONTH RESULTS

Company to Host Conference Call Wednesday, November 14, 2012 at 4:30 pm ET

JACKSONVILLE, Fla., November 14, 2012 – ParkerVision, Inc. (Nasdaq: PRKR), a developer and marketer of semiconductor technology solutions for wireless applications, today reported operating results for the third quarter and nine months ended September 30, 2012.

For the third quarter ended September 30, 2012, the Company reported a net loss of $5.0 million, or $0.06 per share, compared to a net loss of $3.8 million, also $0.06 per share, for the same period in 2011. For the nine month period ended September 30, 2012, the Company reported a net loss of $14.1 million, or $0.19 per share, compared to a net loss of $10.7 million, also $0.19 per share, for the same period in 2011. The increase in net loss for the three and nine month periods is primarily the result of litigation-related expenses and increases in non-cash share-based compensation.

As of September 30, 2012 the Company had $13.4 million in cash, cash equivalents and available for sale securities following the September 19, 2012 sale of approximately $9.2 million in equity securities.  For the nine month period ended September 30, 2012, the Company used approximately $9.9 million in cash for operations, including litigation related expenses, and invested an additional $1.0 million in patents and fixed assets.

Chairman and Chief Executive Officer, Jeffrey Parker, commented, “In addition to the continuation of our chip development efforts and our support of the Qualcomm patent infringement litigation this past quarter, we have also focused a substantial amount of our attention on the exploration of strategies for capitalizing on our innovations.   We believe 3LP Advisors, working in concert with some of the other professionals on our team, will provide added leverage and expertise to these efforts.”

Conference Call

ParkerVision will host a live conference call on Wednesday, November 14, 2012 at 4:30 p.m. Eastern time to review its financial results.  To participate, dial 1-877-561-2750, approximately five minutes before the conference is scheduled to begin.  International callers should dial +763-416-8565. The conference may also be accessed by means of a live audio webcast on the Company’s website at www.parkervision.com.   The conference webcast will be archived and available for replay for 90 days from the date of broadcast.

About ParkerVision

ParkerVision, Inc. designs, develops and markets its proprietary RF technologies which enable advanced wireless communications for current and next generation mobile communications networks. Its solutions for wireless transfer of radio frequency (RF) waveforms enable significant advancements in wireless products, addressing the needs of the cellular industry for efficient use of power, reduced cost and size, greater design simplicity and enhanced performance in mobile handsets as the industry migrates to next generation networks. ParkerVision is headquartered in Jacksonville, Florida.  For more information please visit www.parkervision.com.  (PRKR-I)

Safe Harbor Statement

This press release contains forward-looking information.  Readers are cautioned not to place undue reliance on any such forward-looking statements, each of which speaks only as of the date made.  Such statements are subject to certain risks and uncertainties which are disclosed in the Company’s SEC reports, including the Form 10K for the year ended December 31, 2011 and the Forms 10Q for the quarters ended March 31, June 30, and September 30, 2012. These risks and uncertainties could cause actual results to differ materially from those currently anticipated or projected.

(TABLES FOLLOW)

ParkerVision, Inc.
Summary of Results of Operations (in thousands except for per share amounts)
Unaudited

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011

Service revenue	$-	$-	$-	$-
Cost of goods sold	-	-	-	-
Gross margin	-	-	-	-

Research and development	2,131	2,239	5,959	6,363
Marketing and selling	418	338	1,176	1,018
General and administrative	2,480	1,196	7,050	3,350
Total operating expense	5,029	3,773	14,185	10,731

Interest and other income	10	19	37	70

Net loss	$(5,019)	$(3,754)	$(14,148)	$(10,661)

Basic and diluted loss per common share	$(0.06)	$(0.06)	$(0.19)	$(0.19)

Weighted average shares outstanding	78,814	60,681	73,687	57,572

Balance Sheet Highlights (in thousands)	September 30, 2012 (unaudited)	December 31, 2011
Cash and available for sale securities	$13,364	$5,240
Prepaid and other current assets	526	662
Property and equipment, net	400	351
Intangible assets, net	9,067	9,004
Other assets	475	585
Total assets	$23,832	$15,842

Current liabilities	$2,172	$1,363
Long term liabilities	110	138
Shareholders’ equity	21,550	14,341
Total liabilities and shareholders’ equity	$23,832	$15,842

Contact:
Cindy Poehlman		Ron Stabiner
Chief Financial Officer	or	Vice President
ParkerVision, Inc.		The Wall Street Group, Inc.
904-732-6100, cpoehlman@parkervision.com		212-888-4848, rstabiner@thewallstreetgroup.com

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